                                                                Exhibit (a)(10)
                          FINANCIAL STATEMENTS OF PARENT


                              AUDIT REPORT FOR 1996

      We have audited the financial statements for ASK asa for 1996, showing a loss for the year of NOK 1,018,000 for the parent company and an annual profit of NOK 50,031,000 for the group. The financial statements, consisting of the Board of Directors' report, profit and loss account, balance sheet, cash flow statement, notes and consolidated financial statements, have been presented by the company's Board of Directors and its managing director.

      Our responsibility is to examine the company's financial statements, the accounts and accounting records and other related matters.

      We have performed the audit in accordance with the relevant laws, regulations and generally accepted auditing standards. We have performed the audit procedures which we have considered necessary in order to confirm that the annual report and accounts do not contain material errors or misstatements. We have examined on a sample basis the evidence supporting the accounting items and assessed the accounting principles applied, the estimates made by management and the overall financial statements' content and presentation. To the extent it is required by generally accepted auditing standards we have reviewed the company;s management routines and internal control.

      The Board's proposed disposition of the net loss and equity transfers is in the accordance with the requirements of the Joint Stock Companies' Act.

      In our opinion the financial statements are prepared in accordance with the Joint Stock Companies' Act and present fairly the financial position of the company and the group pr. December 31, 1996 and the result of the operations in the accounting year in compliance with generally accepted accounting principles.

Fredrikstad, 3 March 1997
Coopers & Lybrand ANS


    /s/ Jens-Erik Huneide
----------------------------------
        Jens-Erik Huneide
State Authorized Public Accountant

                     [Letterhead of Coopers & Lybrand ANS]


To the Annual General Meeting
ASK AS


AUDIT REPORT FOR 1995 (TRANSLATION FROM NORWEGIAN)

We have audited the financial statements for ASK AS for 1995, showing a profit for the year of NOK 23,660,960. The financial statements, consisting of the Board of Directors' report, profit and loss account, balance sheet, cash flow statement and notes, have been presented by the company's Board of Directors and its managing director.

Our responsibility is to examine the company's financial statements, the accounts and accounting records and other related matters.

We have performed the audit in accordance with the relevant laws, regulations and generally accepted auditing standards. We have performed the audit procedures which we have considered necessary in order to confirm that the annual report and accounts do not contain material errors or misstatements. We have examined on a sample basis the evidence supporting the accounting items and assessed the accounting principles applied, the estimates made by management and the overall financial statements' content and presentation. To the extent it is required by generally accepted auditing standards we have reviewed the company's management routines and internal control.

The Board's proposed disposition of the net profit and equity transfers is in accordance with the requirements of the Joint Stock Companies' Act.

In our opinion the financial statements are prepared in accordance with the Joint Stock Companies' Act and present fairly the financial position of the company for December 31, 1995 and the result of the operations in the accounting year in compliance with generally accepted accounting principles.

Fredrikstad, April 23, 1996
Coopers & Lybrand ANS


/s/ Tom Svendsen
-----------------------------------
    Tom Svendsen
    Statsautorisert revisor
    (State Authorized Public Accountant)

We consent to the inclusion in this filing with the Securities and Exchange Commission on Schedule 14D of our reports under the dates, March 3, 1997 and April 23, 1996, on our audits for the consolidated financial statements of ASK asa for each of two years in the period ended December 31, 1996.




                                            /s/ Coopers & Lybrand ANS
                                            ------------------------------------
                                                COOPERS & LYBRAND ANS


Fredrikstad, Norway
March 13, 1998

ASK GROUP, PROFIT AND LOSS ACCOUNT

                                                                                 Pro forma
NOTE           Amounts in NOK 1,000                                  1996           1995
--------------------------------------------------------------------------------------------
               Operating income                                     324,616        219,169
--------------------------------------------------------------------------------------------
               Cost of goods sold                                   161,660        132,933

12             Salaries, wages and other social security costs       37,516         29,936

7,11           Other operating expenses                              46,790         26,987

5              Ordinary depreciation                                  2,440          1,168

2              Bad debts                                              1,081            530

               Movement in work in process and finished goods         1,210         -4,375
--------------------------------------------------------------------------------------------
               Total operating expenses                             250,697        187,179
--------------------------------------------------------------------------------------------
               Operating profit                                      73,919         31,990
--------------------------------------------------------------------------------------------
               Interest income                                        3,944            326

               Interest expenses                                     -2,603         -1,611
--------------------------------------------------------------------------------------------
               Net financial items                                    1,341         -1,285
--------------------------------------------------------------------------------------------

               Profit before taxes                                   75,260         30,705
--------------------------------------------------------------------------------------------
8              Taxes                                                 25,229          9,183
--------------------------------------------------------------------------------------------
               Net income                                            50,031         21,522
--------------------------------------------------------------------------------------------
               Minority interest                                      2,780

               Majority shareholders' equity                         47,251         21,522

ASK GROUP, BALANCE SHEET

ASSETS                                               Pro forma
NOTE     Amounts in NOK 1,000                 1996     1995
---------------------------------------------------------------
1        Cash and bank deposits             59,205     12,126

2        Accounts receivable                51,833     30,712

         Other short term receivables        2,354      6,000

3        Total inventories                  42,010     37,867
---------------------------------------------------------------
         Total current assets              155,402     86,705
---------------------------------------------------------------
4        Long term receivables                 469        164

5        Fixed assets                       11,186      5,696
---------------------------------------------------------------
         Total fixed assets                 11,655      5,860
---------------------------------------------------------------
         Total assets                      167,057     92,565
---------------------------------------------------------------

Total Liabilities and Equity

                                                          Pro forma
Note     Amounts in NOK 1,000                       1996       1995
-------------------------------------------------------------------
         Accounts payable                         10,386     14,295

         VAT, employees tax deduction, social     10,172      9,524
         security costs, holiday pay and
         assessed taxes

8        Tax payable                              25,119      9,182

         Guarantee and service liabilities         2,500      2,160

         Other short term liabilities              5,690      2,073
-------------------------------------------------------------------
         Total short term liabilities             53,867     37,234
-------------------------------------------------------------------
         Long term interest bearing debt               0        147
-------------------------------------------------------------------
         Total long term debt                          0        147
-------------------------------------------------------------------
9        Minority interests                        8,980          0
-------------------------------------------------------------------
         Share capital (10.980.000 shares)        10,980     10,980
-------------------------------------------------------------------
         Other equity                             93,230     44,204
-------------------------------------------------------------------
10       Majority shareholders' equity           104,210     55,184
-------------------------------------------------------------------
         Total equity                            113,190     55,184
-------------------------------------------------------------------
         Total liabilities and equity            167,057     92,565
-------------------------------------------------------------------
6        Mortgages                                     0       1477

         Guarantees given                              0         00

Cash Flow Statement

                                                 Pro forma                                                    Pro forma
                                         1996      1995                                               1996      1995
------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                         Cash flow from financing activities

Profit before taxes                     75,260      30,705  Decrease in bank overdraft                         -14,071

Income taxes paid                       -9,292      -1,989  Payment of short term debt                 -147       -294

Profit from sale of fixed assets          -190         -36  Group contribution paid                             -6,995

Ordinary depreciation                    2,440       1,168  Proceeds from issuance of share           8,000
                                                            capital of minority interests
                                                            ------------------------------------------------------------
Changes in inventories                  -4,143         817  Net cash flow from
                                                            financing activities                      7,853    -21,360
                                                            ------------------------------------------------------------
Changes in accounts receivable         -21,396         902  Net increase in cash and cash            47,079        909
                                                            equivalents

Changes in accounts payable             -3,909       3,113  Opening balance of cash and
                                                            cash equivalents                         12,126     11,217
                                                            ------------------------------------------------------------
Changes in other working capital         8,251      -7,486  Closing balance of cash and
                                                            bank cash equivalents                    59,205     12,126
                                                            ------------------------------------------------------------
Exchange differences                       251         403  Cash and bank deposits                   59,205     12,126

Change in pension assets                  -294         -50  Undrawn bank overdraft                   16,600     16,575
------------------------------------------------------------
Net cash flow from
operating activities                    46,978      27,547
------------------------------------------------------------
Cash flow from investing activities

Proceeds from sales of fixed assets        190          74

Purchase of fixed assets                -7,931      -5,196

Net increase in long term debtors          -11        -156
------------------------------------------------------------
Net cash flow from
investing activities                    -7,752      -5,278
------------------------------------------------------------

THE ESTABLISHMENT OF ASK ASA AND A DESCRIPTION OF THE GROUP

ASK asa was established in 1996 through a demerger of Tandberg Data AS. The demerger was made in August, but with accounting effect from 1 January 1996. ASK asa took over 100% of the shares in ASK AS (which changed name to ASK Norge AS) at a book value of NOK 28,147, and NOK 1,853 in cash. As the company did not take over any liabilities, the company's equity totalled NOK 30,000. Shareholders' equity in ASK asa's Group balance sheet per 1 January 1996 totalled NOK 55,184.

      In June there was an issue in ASK Norge AS to the company's employees. For a payment of NOK 8,000 the employees received 8% of the shares in the company. ASK asa's ownership was thus reduced to 92%.

      The following companies are included in the Group 31.12.1996:

ASK asa                                Parent Company
ASK Norge AS                                92%
ASK LCD Inc.
        (subsidiary of ASK Norge AS)        92%

ACCOUNTING PRINCIPLES

Consolidation principles

When the parent company and the subsidiary are presented as one financial entity, the Group accounts present the total financial result and the overall financial position. The accounts have been prepared in compliance with Norwegian accounting legislation and generally accepted accounting principles.

      The Group accounts have been prepared according to the purchase method. Unrealized gains in stocks which relate to internal deliveries have been eliminated in the Group's stocks. Intercompany assets and liabilities and intercompany assets and liabilities and intercompany transfers of income and expenses have been eliminated. Changes in the shareholders equity due to exchange differences have been booked directly to shareholders' equity.

Valuation principles

Trade debtors

Trade debtors are shown in the balance sheet after deduction of provisions for bad debts. Provisions for bad debts are allocated on basis of individual evaluations of the debtors. Additionally, a general provision is made to cover potential losses which are not known when the evaluation is made.

Receivables and debts in foreign currency

Trade debtors and suppliers in foreign currencies have been translated at the exchange rate at the balance sheet date.

Stocks

Stocks are valued at the lower of cost price according to the FIFO principle and net sales value. Net sales value for raw materials and work in progress is calculated as sales value for finished goods reduced with the remaining production costs and sales costs. For some raw materials replacement value is used as estimated actual value. Cost price for produced goods includes direct material costs, direct payroll costs and a portion of indirect production costs.

Development costs

Development costs are expenses in full as and when they occur.

Fixed assets

Fixed assets have been valued at historical cost after deduction of total ordinary depreciation.

Ordinary depreciation is calculated on a straight line basis, taking into account the assets' expected financial and technical useful lives.

Warranty provision

Provisions have been made based on estimated guarantee expenses related to warranty sales. The provision is included in short term liabilities in the balance sheet.

Pension costs

The company's employees are covered by a collective defined benefit plan. The pension costs are booked in compliance with the accounting standard for pension costs. The main principle is that pension commitments are expenses when they occur, i.e. when the employees have earned them through their employment. Estimated value is used for calculating pension funds and pension commitment at the year-end closing. The estimated values are adjusted every year in line with actuarial calculations.

Taxes

Taxes are expenses when they incur, i.e. the tax burden is related to the accounting result before taxes. In principle the tax charge consists of payable taxes (taxes on taxable income for the year) and changes in (net) deferred taxes. Deferred taxes in the balance sheet are calculated on basis of net temporary differences between accounting and tax values. In the Group accounts net temporary differences are negative. According to the accounting legislation the related tax benefit cannot be shown in the balance sheet. The tax charges for the year therefore consist of payable taxes for the year.

ESTIMATED COMPARABLE FIGURES

The comparable figures for 1995 are estimated, as ASK asa was not established until 1996. Estimated comparable figures are the figures shown in ASK AS' Group accounts for 1995, adjusted for liquid funds taken over in the demerger. As ASK asa does not have separate activities, the estimated figures are considered comparable.

                           NOTES TO THE GROUP ACCOUNTS

(1)   BANK DEPOSITS

Included in this item are restricted bank deposits totalling NOK 1,985. The item also includes a positive balance on the bank overdraft. The bank overdraft limit is NOK 16,600.

(2)   TRADE DEBTORS

                                         1996          1995
--------------------------------------------------------------
Trade debtors at nominal value          53,682        32,015

Bad debts provision                     -1,849        -1,303
--------------------------------------------------------------
Trade debtors in the balance sheet      51,833        30,712
--------------------------------------------------------------

                                         1996          1995
--------------------------------------------------------------
Bad debts incurred                         535            32

Increase in provision for bad debts        546           498
--------------------------------------------------------------
Bad debts in the profit and loss
account                                  1,081           530
--------------------------------------------------------------

(3)   STOCKS

                                         1996          1995
--------------------------------------------------------------
Raw materials                           27,044        21,691

Work in process                          3,776         3,771

Finished Goods                          11,190        12,405
--------------------------------------------------------------
Total                                   42,010        37,867
--------------------------------------------------------------

(4)   LONG TERM RECEIVABLES

                                         1996          1995
--------------------------------------------------------------
Loan to employees                          167           156

Net pension funds                          302             8
--------------------------------------------------------------
Long term receivables in the balance sheet 469           164

Net pension funds

The company has a collective defined benefit plan with an insurance company for its employees. The commitment covers 32 employees. Actuarial calculations are made every year based on information from the company. The following assumptions are made:

                                         1996          1995
--------------------------------------------------------------
Discount rate                             7,0%          7,0%

Expected return on pension funds          8,0%          8,0%

Payroll adjustments                       3,3%          3,3%

Pension adjustments                       2,5%          2,5%

Based on the above assumptions and actuarial assumptions the pension commitments, pension fund and pension costs have been calculated as follows:

Pension funds 31.12                      1996          1995
--------------------------------------------------------------
Present value of pension
commitments incurred                      -1,456      -1,294

Value of pension funds 31.12               1,647       1,098

Adjustments not shown in the
profit and loss account                      111         204
--------------------------------------------------------------
Net pension funds in the balance sheet       302           8
--------------------------------------------------------------
Present value of pensions earned             275         241

Interest expense on pension
commitments incurred                          77          58

Estimated return on pension funds           -102         -61

Booked adjustments                                         6

Social security                               62          34
--------------------------------------------------------------
Pension costs                                312         278
--------------------------------------------------------------

Overfinancing of the collective pension plan has been considered, and it is expected that the overfinancing can be utilized due to the expected changes in pension commitments.

(5)   FIXED ASSETS

                                        Plant machinery
---------------------------------------------------------
Purchase cost 01.01.96                            7,763

Additions during the year                         7,931

Reductions at purchase cost                        -736

Total depreciation 31.12.96                       3,772
---------------------------------------------------------
Book value 31.12.96                              11,186
---------------------------------------------------------

Depreciation for the year                         2,440

Ordinary depreciation rate                        15-30%

Investments and sales the last 5 years         1996     1995      1993/94     1992/93     1991/92
-------------------------------------------------------------------------------------------------
Investment                                    7,931    5,196        995        1,123         539

Sales (as sales price)                          190       74         50            0           0

(6)   MORTGAGES

                                           1996         1995
-------------------------------------------------------------
Remaining mortgage loans                     0           147

Book value of mortgaged
trade debtors                           51,833        30,712

Book value of mortgaged stocks          42,010        37,867

Book value of mortgaged assets          11,186         5,696

Guarantee commitments                      100             0

Assets have also been pledged as security for the bank overdraft of NOK 16.600

(7)   MATERIAL RENTAL AGREEMENTS

The Group rents production and office premises. The agreement is valid until 30 June 2002. In 1996 the rent amounted to NOK 2,140. The rent is to be adjusted annually in line with the consumer price index.

(8)   TAXES

Temporary differences                    1996          1995
--------------------------------------------------------------
Current assets/short term liabilities  -16,531        -3,522

Fixed assets                               822           364

Carryforward losses                     -3,550        -2,654
--------------------------------------------------------------
Net negative temporary
difference                              19,259         5,812
--------------------------------------------------------------

Carryforward losses relates to ASK LCD Inc. The tax charge shown in the profit and loss account is payable taxes. Estimated RISK for 1996 is NOK 5,41 per share.

(9)   MINORITY INTERESTS

Minority interests per. 01.01.96                          0

Paid in 1996                                          8,000

Difference between paid in amount and portion
of booked equity transferred to majority             -1,800

Minority portion of result for the year               2,780
-------------------------------------------------------------
Minority interests per. 31.12.96                      8,980
-------------------------------------------------------------


(10)    MAJORITY SHAREHOLDERS' EQUITY

Majority shareholders' equity 01.01.96               55,184

Increase by payment from minority
interests (see above)                                 1,800

Majority portion of result for the year              47,251

Translation differences                                 -25
-------------------------------------------------------------
Majority shareholders' equity 31.12.96              104,210
-------------------------------------------------------------

(11)  OTHER OPERATING EXPENSES

Other operating expenses consist mainly of operating equipment, spare parts and accessories, external services, sales and administration expenses, and demerger expenses.

(12)  PAYROLL AND SOCIAL SECURITY EXPENSES

Renumeration to board members totalling NOK 250 has been accrued. The Managing Director got his salary from ASK Norge AS.

ASK asa Profit and Loss Account

NOTE    NOK 1,000                               1996
------------------------------------------------------
   1    Payroll and other personnel expenses     285

   2    Other operating expenses                 746
------------------------------------------------------
        Total operating expenses               1,031
------------------------------------------------------
        Operating profit                      -1,031
------------------------------------------------------
        Interest income                           13
------------------------------------------------------
        Net financial items                       13
------------------------------------------------------
        Profit before taxes                   -1,018
------------------------------------------------------
   3    Taxes                                      0
------------------------------------------------------
        Net income                            -1,018
------------------------------------------------------

        The loss is covered as follows:
        Group contribution received
                                                1,018

ASSETS

NOTE    NOK 1,000                         31.12.96    01.01.96
--------------------------------------------------------------
        Liquid funds                         1,138       1,853

        Total current assets                 1,138       1,853
--------------------------------------------------------------
   4    Shares in ASK Norge AS              28,147      28,147
        Receivables from ASK Norge AS        1,018           0
--------------------------------------------------------------
        Total fixed assets                  29,165      28,147
--------------------------------------------------------------
        Total assets                        30,303      30,000
--------------------------------------------------------------

TOTAL LIABILITIES AND EQUITY

NOTE    NOK 1,000                            31.12.96 01.01.96
--------------------------------------------------------------
   1    Other short term liabilities              303        0

        Total short term liabilities                0        0
--------------------------------------------------------------
        Share capital (10,980.000 shares)      10,980   10,980
        Legal reserve                          19,020   19,020
--------------------------------------------------------------
        Total equity                           30,000   30,000
--------------------------------------------------------------
        Total liability and equity             30,303   30,000

        Mortgages                                   0        0

        Guarantees given                            0        0

COMPARABLE FIGURES

As ASK asa was established in 1996, there are no comparable figures for 1995. In the balance sheet the figures in the (demerger)balance sheet per.01.01.96 are shown as comparable figures.


(1) PAYROLL AND OTHER PERSONNEL EXPENSES

This item is a provision for Board fees, including social security fees.

(2) OTHER OPERATING EXPENSES

Included in this amount are the demerger expenses totalling NOK 638 and accounting fees with 6.

(3) TAXES

Profit before taxes            -1,018

Group contribution received     1,018
-------------------------------------
Taxable income                      0
-------------------------------------

(4) SHARES IN ASK NORGE AS

      ASK asa owns 92% of the shares in ASK Norge AS. Total nominal value of the shares is NOK 25,900. Total cost price is NOK 28,147.

                                    ASK Group

Profit and Loss Statement (MNOK)

                              4th Quarter   4th Quarter   1997           1996
                                  '97          '96
Sales Revenue                    243,2         86,1       604,3          324,6

Cost of sales                    156,0         37,4       371,0          176,9

Gross margin                      87,2         48,7       233,3          147,7

Other operating costs             31,3         21,1        98,5           71,4

Ordinary depreciation              1,2          0,9         4,3            2,4

Operating profit                  54,7         26,7       130,5           73,9

Net financial items                0,5         -0,2         7,3            1,3

Profit before taxes               55,2         26,5       137,8           75,2

Taxes                             19,7          8,9        42,8           25,2

Profit after taxes                35,5         17,6        95,0           50,0


Earnings per share (NOK)           0,94         0,50        2,60           1,40

Earnings per share, diluted        0,93         0,50        2,59           1,40
(NOK)

Balance Sheet (MNOK)

                                   At December 31, 1997     At December 31, 1996
Cash & bank deposits                       157,3                      59,2

Receivables                                167,0                      54,2

Total inventories                           73,6                      42,0

Current assets                             397,9                     155,4

Fixed assets                                12,4                      11,7

Total assets                               410,3                     167,1

Short term liabilities                     116,5                      53,9

Long term liabilities                        0,1                       0,0

Equity                                     293,7                     113,2


Total liabilities and equity               410,3                     167,1

Key Figures

                                 4th Quarter     4th Quarter     1997     1996
                                    '97             '96
Gross margin in % of sales          35,9            56,6         38,6     45,5

Operating profit in % of sales      22,5            31,0         21,6     22,8

Profit before tax in % of sales     22,7            30,8         22,8     23,2

Equity ratio %                      71,6            67,7         71,6     67,7

COMMENTS

4th. Quarter 1997

ASK increased its turnover from NOK 86.1 mill. in the 4th quarter of 1996 to NOK
243.2 mill. in the 4th quarter of 1997, which is an increase of 182.5%. Operating profit rose from NOK 26.7 mill. in the 4th quarter 1996 to NOK 54.7 mill. in the 4th quarter of 1997, which is an increase of 104.9%. Profit before tax rose from NOK 26.5 mill. in the 4th quarter of 1996 to NOK 55.2 mill. in the 4th quarter of 1997, which is an increase of 108.3%.

Turnover for 1997 was NOK 604.3 mill., as opposed to NOK 324.6 for 1996, an increase of 86.2%. Operating profit for 1997 was NOK 130.5 mill., as opposed to NOK 73.9 mill. for 1996, which is an increase of 76.6%. Profit before tax for 1997 were NOK 137.8 mill. as opposed to NOK 75.2 mill. for 1996, which is an increase of 83.2%.

Earnings per share for the 4th quarter of 1997 were NOK 0.94, as opposed to NOK
0.50 for the 4th quarter of 1996, which is an increase of 88.0%. Earnings per share for 1997 were NOK 2.60, and NOK 1.40 for 1996, which is an increase of 85.7%.

ASK Group (ASK), has its primary base of operations in Fredfikstad, Norway.

The rise in the company's turnover and profits for the 4th quarter of 1997 is due primarily to a marked demand for the ultra portable projectors IMPRESSION A4 (SVGA resolution, 800 x 600 pixels) and IMPRESSION A6 (XGA resolution, 1024 x 768 pixels). These projectors are often used together with laptop PCs.

During the current quarter, the company began deliveries of IMPRESSION 1280, its first high resolution SXGA (1280 x 1024 pixels) projector. IMPRESSION 1280 is primarily intended for work station users with special image quality needs. The projector can be used in a wide variety of contexts. It can be used with both front and back projection, and can also be mounted permanently in a ceiling mount. IMPRESSION 1280 is based on amorphous TFI technology, and is a typical niche product in the projector market. The potential size of the 1998 SXGA market is estimated to approximately 5,000 units; this market should be dominated primarily by CRT-based products. However, there is expected to be a pronounced growth in the SXGA field starting in 1999 as a result of new technology in projector solutions (primary PolySilicon TFT and reflective LCD). Since ASK entered the SXGA market early on, the company will be able to establish the necessary channels for future product launches.

ASK has computer and video projectors in its current product portfolio, covering a broad range of the portable and ultra portable segment of the market. It also has a product aimed at the installation market (IMPRESSION 1280).

The company's income from sales derives primarily from computer and video projectors during the current quarter, with LCD overhead panels constituting an insignificant share and being replaced, in large measure, by more reasonably priced projectors.

ASK has instituted a share option plan which allows its employees to subscribe to 700,000 shares at a subscription rate of NOK 41,67 with an addition of 1% per month calculated from 19.06.97. There will be an overall payroll tax associated with the share issue of approx. NOK 3.5 mill. based on the share price as of
31.12.97. The employer's cost in terms of payroll tax will at the time of the share issue be entered directly against company equity, in line with other costs associated with the share issue. The Oslo Stock Exchange's general view of the matter is understood to be that employer's cost in terms of payroll tax shall be entered as cost; in that case, Profit before tax can be reduced by a corresponding amount. This issue will be resolved before the ordinary general assembly.

The company sells its products via distributors in Europe and Asia and via a chain of dealerships in the United States. In 1997, Europe accounted for 69% of sales, Asia for 15%, and the United States for 16%.

In 1997, ASK succeeded in its strategy, which was to aggressively enter the volume market for ultra portable projectors, while at the same time maintaining the company's presence in the high end of the market. The competitive market situation is marked by the steady improvement of existing products, alone, with the frequent launching of new products by the manufacturers - usually 2-4 product launches per year from the market leaders. It has begun to become clear which players are making the greatest effort to achieve substantial market share and which ones are choosing the traditional course of wait-and-see.

ASK is well-situated as regards the different product areas, and the company is keeping abreast of new developments in sales and distribution.

Fredrikstad, 11 February 1998
The ASK asa Board of Directors


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